SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2022 (Report No. 2)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On July 11, 2022, Nano Dimension Ltd. (the “Company”) entered into a Deed of Variation of Share Purchase Agreement (the “Amendment”) to the Share Purchase Agreement by and among the shareholders of Global Inkjet Systems Ltd. (“Selling Shareholders” and “GIS,” respectively) and the Company, dated January 4, 2022 (the “SPA”).

The Amendment provides for the following: the Selling Shareholders who together held more than half of the shares sold pursuant to the SPA have agreed to bring forward the payment of such sums in consideration for a discount and change in payment terms of the full amounts which might otherwise be payable (the “Proposed Variation”). According to the Proposed Variation, the deferred consideration of £1,000,000 (approximately $1,190,000) of the Selling Shareholders shall be replaced with £750,000 (approximately $892,500), to be paid on March 31, 2023, under similar terms, as opposed to the original date of April 1, 2024. Additionally, an earn-out consideration that the Selling Shareholders may be entitled to will be reduced from up to £7,000,000 (approximately $8,330,000) to up to £5,500,000 (approximately $5,950,000). The amended earn-out consideration is no longer subject to meeting certain revenues and gross profit performance targets in the fiscal year ending on March 31, 2023 and therefore will be paid on the foregoing amended dates without any remaining conditions, except for the Selling Shareholders that are members of the management team of GIS. The consideration for each member of the management teams is conditioned on their remaining employed by the Company until March 31, 2023.

This Report on Form 6-K is incorporated by reference into the registration statements on  Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520 and 333-248419) of the Company, filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
10.1	Deed of Variation of Share Purchase Agreement, by and among Nano Dimension Ltd., the Selling Shareholders Representative (on behalf of the Selling Shareholders) and Nicholas Campbell Geddes, dated July 11, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: July 14, 2022	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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